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                                                                    EXHIBIT-99.6



                                 BROCK ROAD LLC
                       c/o Citco Trustees (Cayman) Limited
                        Commercial Centre, P.O. Box 31106
                                       SMB
                          Grand Cayman, Cayman Islands
                               British West Indies


                                                               December 19, 2000


Wasatch Interactive Learning Corporation
5250 South Commerce Drive, Suite 101
Salt Lake City, Utah 84107
Attention: Chief Executive Officer


         RE:      US$4,000,000 7% Convertible Debentures due March 16, 2003
                  of Wasatch Interactive Learning Corporation (the "Company").
                  -----------------------------------------------------------

Gentlemen:

                  Reference is made to that certain Securities Purchase Agreement entered between the Company and Brock Road LLC (the "Buyer"), dated March 16, 2000 (the "Purchase Agreement"), pursuant to which the Company issued and sold to the Buyer US$4,000,000 of the Company's 7% Convertible Debentures due March 16, 2003 (the "Debentures"). Capitalized terms used and not otherwise defined in this letter that are defined in the Debentures shall have the meanings set forth in the Debentures.

                  This letter memorializes our understandings as to certain agreements to and modifications of the Purchase Agreement and Debentures.

                  We agree as follows:

         1. Commencing December 2000 and on each month thereafter until the full principal amount of the Debentures and all accrued and unpaid interest thereon shall have been redeemed or converted, the Company shall redeem US$50,000 of principal and accrued interest under the Debentures, with all such monies being first applied to pay down accrued interest. The payment under this paragraph for December 2000 shall be due and payable on December 27, 2000 by wire transfer of immediately available funds to an account designated by the Buyer for such purpose. All other payments under this paragraph shall be made by the 5th business day of the month to which such payment relates in immediately payable funds by wire transfer to an account designated by the Buyer for such purpose.

         2. With respect to any principal amount of the Debentures for which the Redemption Price is paid by the Company prior to April 30, 2001, including under paragraph 1 of this letter, the rate in paragraph (i) of Section 19B shall equal 110% instead of 125%. Commencing May 1, 2001, the rate in Section 19B of the Debentures shall revert to 125%.

         3. Provided the Company is in compliance with its redemption obligations under paragraph 1 of this letter, the Buyer may not convert any principal amount of Debentures until March 1, 2001. From March 1, 2001 through the Maturity Date of the Debentures or such earlier date on which the full principal amount and interest under the Debentures shall have been repaid in full or converted, the Buyer may during each month convert the outstanding principal amount of Debentures in accordance with A-C below in this paragraph and the Conversion Rate for such conversions shall be as set forth in the Debentures. All conversion rights under this paragraph shall be treated cumulatively so that if the Buyer should convert less than the fully allotted amount of principal during a particular month, it may add the unused portion to the allotted portion for subsequent months. However, the Buyer's conversion rights under this paragraph are subject to the Company's rights of redemption under paragraph 4 of this letter. If the Company is in compliance with its redemption obligations under paragraph 1 of this letter, then the Buyer will not be permitted to tender Conversion Notices other than in accordance with this paragraph.



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                  A.       If the  average  of the  Market  Price of the  Common
                           Stock for the last five trading days of a month is less than US$0.50, the Buyer may convert up to $25,000 of principal during the following month (plus any unused portion from prior months);

                  B. If the average of the Market Price of the Common Stock for the last five trading days of a month is equal to US$0.50 but less than or equal to $1.00, the Buyer may convert up to US$50,000 of principal during the following month (plus any unused portion from prior months); and

                  C. If the average of the Market Price of the Common Stock for the last five trading days of a month is more than US$1.00, the Buyer may convert up to US$100,000 of principal during the following month (plus any unused portion from prior months).


         1. If the Company is in compliance with its redemption obligations under paragraph 1 of this letter and is in compliance with its conversion obligations under this letter and under the Debentures, then the Company, in addition, to paying redemptions as required by paragraph 1 of this letter, may redeem any or all principal amount of Debentures that the Buyer could convert in accordance with paragraph 3 of this letter, provided that the Company pays the Redemption Price for such principal by wire transfer of immediately available funds to an account designated by the Buyer for such purpose by 4:00 p.m. (New York City time) on the third Business Day of the month to which such payment relates. For example, if the average Market Price for the five trading days immediately preceding March 1, 2001 equals $.75, then the Company could redeem up to US$50,000 of principal amount of the Debentures if the full payment of the Redemption Price for such principal amount is made by March 5, 2001 and, in such case, the Buyer would not be entitled to convert any portion of the Debentures during the month of March 2001. In the event that the Company redeems part of the permitted monthly amount of Debentures, the Buyer may convert the remaining permitted amount of Debentures for such month.

         2. The redemption sections in the Debentures are amended to the extent necessary to give effect to the provisions of this letter and, to the extent of any inconsistency between the provisions of this letter and the provisions of the Debenture, the provisions of this letter shall control.

         3. The agreements set forth in this letter shall become null and void in the event the Company defaults in any obligation hereunder for a period of more than ten days after the date on which notice of such default is provided.


                  Except as expressly amended hereby, all terms, conditions and provisions of the Purchase Agreement and Debenture shall remain unchanged and in full force and effect and are ratified and reaffirmed in all respects. This letter shall not operate as a waiver of any rights or remedies that may have accrued or that may accrue under the Debentures or Purchase Agreement.



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                  Please indicate your concurrence with the foregoing by
executing and returning to our attention a countersigned copy of this letter, whereupon this letter shall form our mutual agreement as of the date of your signature with respect to subject matter hereof, binding and enforceable against each of us in accordance with its terms.


                                            Sincerely,


                                            BROCK ROAD LLC

                                            By: /S/
                                                ------------------------------
                                            Its Duly Authorized Officer
                                            Navigator Management Ltd.
                                            Director


AGREED AND ACCEPTED
on the 19th day of December 2000
WASATCH INTERACTIVE
    LEARNING CORPORATION

By: /S/ Barbara J. Morris
    ---------------------
Title: President









* This original Debenture must be received by the Company or its transfer agent by the third business day following the Conversion Date.


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